Exhibit 99.1

Westport and Volvo Car Expand V90 Bi-Fuel into Belgium and Luxembourg

~Significant market opportunity with planned expansion in Europe~

VANCOUVER, Feb. 7, 2017 /CNW/ - Westport AB ("Westport"), a Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) company, today announced that Volvo Car will expand the Bi-Fuel version of its new V90 station wagon in Belgium and Luxembourg.  Unveiled at the 95th European Motor Show in Brussels on January 14th, 2017, the Volvo V90 Bi-Fuel is now available for order at participating Volvo dealers and deliveries are scheduled for May 2017.

Based on Volvo Car's four-cylinder T5 petrol engine— delivering 254 hp and 350 Nm of torque—and equipped with an 8-speed automatic transmission, the V90 Bi-Fuel configuration provides premium performance and environmental benefits while running on compressed natural gas (CNG)/biomethane.

"Belgium currently has 5,400 natural gas vehicles on the road and a developed infrastructure network that includes 73 CNG stations," said Didier Hendrickx of Natural Gas Vehicle Association (NGVA) Belgium. "Through tax incentives from the authorities and gas network operators, the Belgium market has the opportunity to grow its natural gas vehicle population to 10,000 vehicles and 100 stations by the end of 2017."

"The combination of Volvo Car's exemplary automotive engineering and Westport's advanced natural gas technology provide European customers a premier fuel choice and vehicle experience," said Westport Fuel Systems Chief Operating Officer, Automotive & Industrial Group, Andrea Alghisi. "Growth opportunities such as Belgium and Luxembourg make ideal initial markets for Westport Fuel Systems' planned expansion in the European market."

The Volvo V90 Bi-Fuel is produced at the Volvo Car factory in Gothenburg, Sweden. Final installations are done at a Westport facility located at the Volvo Car assembly plant in Gothenburg.

About Westport

Westport, a division of Westport Fuel Systems Inc., engineers the world's most advanced natural gas engines and vehicles. We work with original equipment manufacturers worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit www.westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Product Inquiries: Per-Inge Kruse, Customer Director, Westport AB, a Westport Fuel Systems company, T +46 31 757 85 33, per-inge.kruse@wfsinc.com; Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 07-FEB-17